Mail Stop 6010

August 21, 2007

Anthony M. Marlon, M.D.
Chief Executive Officer
Sierra Health Services, Inc.
2724 North Tenava Way
Las Vegas, Nevada 89128

>**Re:** **Sierra Health Services, Inc.**
>**Annual Report on Form 10-K/A**
>**Filed April 30, 2007**
>**File No. 001-08865**

Dear Dr. Marlon:

We have limited our review of your filing to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 7

1.   Given that you utilize benchmarking in your evaluation of executive
        compensation, please include more specific disclosure that addresses how you

target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within the targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. We note your disclosure regarding the quantitative and qualitative goals used in determining amounts payable under each element but, as a general matter, your disclosure does not clarify how each element fits into your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package. The Compensation Discussion and Analysis should explain and place in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

3. We note that Dr. Marlon realized $9,830,457 upon the exercise of stock options and the vesting of stock awards. Please include disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards, including how these types of gains will be considered in setting future retirement benefits. Similar consideration should be given to this topic as it relates to Mr. Bunker. Refer to Item 402(b)(2)(x) of Regulation S-K.

4. Your Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A.

Role of the Compensation Committee and Executive Officers in Determining Executive Compensation, page 9

5. With respect to the engagement of Watson Wyatt Worldwide, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Annual Bonus, page 12

6.   Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Please also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Dr. Marlon. See Item 402(b)(2)(vii) of Regulation S-K.

Long Term Incentives, page 14

7.   Please provide a reasonably complete analysis of the individual factors that were considered in making the performance-based restricted stock unit award on August 17, 2006 and describe the reasons why the Committee believed the awards were appropriate and fit reasonably within your overall compensation objectives.

Grants of Plan-Based Awards for 2006, page 20

8.   It is not clear from the disclosure contained in footnote (2) why you believe you were not required to report the maximum amount of payout under the 2006 Management Incentive Compensation Plan in column (e) of the table. To the extent there is a basis for the exclusion of these amounts, the disclosure in the footnote should clearly indicate the reasons why. Otherwise, we would expect to see disclosure that comports with the requirements of paragraph (d) of Item 402 of Regulation S-K.

2006 Non-Qualified Deferred Compensation, page 27

9.   Pursuant to the Instruction to Item 402(i)(2), you should provide a footnote that quantifies the extent to which the amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in your Summary Compensation Table for previous years.

Certain Relationships and Related Transactions, page 38

10.   Please provide the disclosure required by Item 404(b) of Regulation S-K, which should include a description of your policies and procedures for the review,

approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney